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                          October 21, 2022

       Linda Powers
       Chief Executive Officer
       Northwest Biotherapeutics, Inc.
       4800 Montgomery Lane, Suite 800
       Bethesda, MD 20814

                                                        Re: Northwest
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 18,
2022
                                                            File No. 333-267933

       Dear Linda Powers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian J. Lane, Esq.